NOTICE OF AMENDMENT

March 11, 2002

You are hereby notified that effective February 28, 2002 (the "Effective Date"), Section 1.1 of each of the 12% Senior Subordinated Convertible Notes due December 31, 2003, Series A 12% Subordinated Convertible Debentures due December 31, 2004 and Series B 12% Subordinated Convertible Debentures due December 31, 2004 issued by Chyron Corporation (the "Company") (collectively, the "Notes") has been amended by the Company so as to eliminate the Company's option to pay interest on the Notes in cash. This amendment is irrevocable. Accordingly, the Company shall only pay interest on the Notes by increasing the amount of principal owed on the Notes for all interest payments to be made after the Effective Date, inclusive of any accrued interest which has not yet been paid. All other terms of the Notes shall remain in full force and effect.

CHYRON CORPORATION

By:./s/ Roger Henderson

Name: Roger Henderson

Title: Chief Executive Officer